EXHIBIT 99.a.10

                                  [LILLY LOGO]

                             LILLY INDUSTRIES, INC.

                    Lilly Industries, Inc. Reports Status of
                   Tender Offer And 1996 First Quarter Results

         INDIANAPOLIS--March 25, 1996--Lilly Industries, Inc. (NYSE Symbol LI) -- As reported earlier, the Company has made a cash tender offer for all of the stock of Guardsman Products, Inc. for $23.00 per share or approximately $235 million. Commitments for bank financing are in place and Guardsman's three largest shareholders, who collectively own approximately 50 percent of its outstanding stock, have agreed to the tender offer. The waiting period under the Hart-Scott-Rodino Antitrust Act has expired as of March 23, 1996 without further action being taken by the Department of Justice or Federal Trade Commission. It is anticipated that closing of the acquisition will take place on or about April 5, 1996.

         Guardsman's revenues for 1995 were $251 million, approximately 75 percent of Lilly's 1995 sales. Operating earnings of Guardsman were $15 million, returning six percent on sales. Approximately 80 percent of its revenues were derived from businesses similar to Lilly's -- the manufacture and sale of customized industrial coatings. The remaining 20 percent of its business is consumer oriented -- the manufacture and sale of fine furniture polishes, fabric protectors, paint removers and a variety of other consumer products.

         Douglas W. Huemme, Lilly's Chairman, President and CEO, stated, "Guardsman is an excellent fit with Lilly. It is strong in certain domestic markets where we are less so, and we are well established where they are not. Internationally, Guardsman is successful in Canada and the United Kingdom, while we are established in Canada, Germany and the Far East. Guardsman also brings us excellent technology. The combination of both companies' core technologies should yield substantial benefits, including the expansion of our key strategic markets."

         Mr. Huemme said, "Estimated additional interest expense on the debt will be about $20 million annually for the next several years until we can materially reduce these borrowings. Against that sum we have Guardsman's operating earnings of approximately $15 million, which we expect to maintain, plus as least $20 million in annual expenses that we expect to save over the next twelve to twenty-four months as a result of merging the two companies. Consequently, we are comfortable with the financing aspects of the acquisition. There are many areas where we feel that synergy will enable us to realize at least $20 million annual expense reduction. Raw material and inventory costs will get immediate attention. Redundant costs will also need to be eliminated. However, we must maintain our base of qualified people in order to build THE NEW LILLY for the future."

         Mr. Huemme further stated, "The Guardsman acquisition will be a major step forward for Lilly and its shareholders. It will move Lilly into the ranks of the largest industrial coatings companies in North America. It will strengthen Lilly's presence in existing markets, and it will give us new technologies, thereby expanding the value we bring to customers. Shareholders should especially benefit as we will not issue any new shares to obtain Guardsman. In effect, shareholders will get the added benefit of owning another profitable company almost as large as Lilly without any dilution of their equity in the combined company."

First Quarter Results

         Sales for the first quarter ended February 29, 1996 were down nine percent at $73.3 million compared with $80.4 million this time last year. Net earnings were $3.5 million, or $0.15 per share, compared with $4.6 million, or $0.20 per share last year. We suffer more by comparison than by business reality. Last year's first quarter was exceptional -- nearly nine percent greater in sales than our previous best first quarter. This year's first quarter virtually matched the sales of the first quarter of 1994 (at that time our best ever first quarter) and exceeded the earnings of that quarter by more than 11 percent.

         Domestic sales were generally lower, reflecting lower manufacturing levels and the weakness in the U.S. balance of trade over the past several quarters. By contrast, international results improved while contributing approximately 16 percent to consolidated sales.

         A regular quarterly dividend of eight cents per common share will be paid July 1, 1996 to shareholders of record on June 10, 1996. This marks the 229th consecutive dividend payment.

         Mr. Huemme concluded, "For the balance of 1996 we anticipate an improved sales trend apart from what Guardsman will contribute. In addition our new plant in Bowling Green, Kentucky is just about completed and this will prove particularly beneficial for our coil coating operations. We have also made progress from continued research to identify lower cost raw materials which will improve profit margins. Finally, we are completing pre-acquisition planning so that when Guardsman is acquired, we can move quickly to realize the benefits of synergy."

                 Consolidated Financial Information (Unaudited)
                     Lilly Industries, Inc. and Subsidiaries
                      (In thousands, except per share data)

                                                 Three Months Ended
                                                 ------------------
                                                 Feb. 29    Feb. 28
                                                   1996       1995
                                                 -------    -------


Net sales                                        $73,271    $80,447
Operating income                                  $6,020     $8,230
Net income                                        $3,486     $4,647
Net income per share                                $.15       $.20
Average number of shares
 outstanding                                      22,900     23,300

CONTACT:          Lilly Industries, Inc.
                  Roman J. Klusas, 317/687-6702